

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Pamela Connealy
Chief Financial Officer
Pyxis Oncology, Inc.
321 Harrison Avenue
Boston, MA 02118

> **Re: Pyxis Oncology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Form 10-Q for the quarterly period ended June 30, 2023**
> **File No. 001-40881**

Dear Pamela Connealy:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2023

Managements Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 23

1. Please revise your future filings to break out research and development program expenses related to PYX-201 and PYX-106 separately for each period presented. If you do not track this information, please disclose this fact and break out expense by stage of development (i.e. pre-clinical and clinical).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences